                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-15291
                              CUSIP Number: 913378



  (CHECK ONE):       |_| Form 10-K     |_| Form 20-F     |_| Form 11-K
                     |X| Form 10-Q     |_| Form N-SAR

                     For Period
                     Ended:          June 30, 2005
                                     -------------------------------------------

                     |_| Transition Report on Form 10-K
                     |_| Transition Report on Form 20-F
                     |_| Transition Report on Form 11-K
                     |_| Transition Report on Form 10-Q
                     |_| Transition Report on Form N-SAR
                     For the Transaction Period
                     Ended:
                                     -------------------------------------------






              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
          THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


  PART I - REGISTRANT INFORMATION

  Arlington Hospitality, Inc.
  ------------------------------------------------------------------------------
  Full Name of Registrant

  n/a
  ------------------------------------------------------------------------------
  Former Name if Applicable

  2355 S. Arlington Heights Rd., Suite 400
  ------------------------------------------------------------------------------
  Address of Principal Executive Office (Street and Number)

  Arlington Heights, IL 60005
  ------------------------------------------------------------------------------
  City, State and Zip Code

  PART II - RULES 12B-25(B) AND (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X|  (a)    The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable effort or expense;
        (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

  PART III - NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

  The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 by the deadline for the filing of such Quarterly Report without unreasonable effort or expense. As reported in the Company's previously filed Current Report on Form 8-K, on June 22, 2005, the Company's wholly-owned subsidiary, Arlington Inns, Inc. (the "Subsidiary"), filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Due to the demands associated with this bankruptcy filing and related activities, the Company's management has been unable to timely complete the preparation of its Form 10-Q for the quarterly period ended June 30, 2005. The Company has not yet determined the proper accounting adjustments, if any, to the Subsidiary's hotel leases as a result of the Subsidiary's bankruptcy filing. The Company is assessing the impact of this filing on the carrying values of certain other Company assets, including the establishment of a reserve against its deferred tax asset, among other considerations. Additionally, the Company is a guarantor of certain of the obligations of the Subsidiary and, therefore, the impact of the Subsidiary's bankruptcy filing is being reviewed in order to determine the Company's exposure under these guarantees.

  Due to the Subsidiary's Chapter 11 filing and in an effort to improve the Company's financial position and enhance liquidity, the Company is also working with its recently engaged financial advisor, Chanin Capital L.L.C. Chanin Capital was engaged to review the Company's assets and liabilities, business and financial projections and to determine its strategic and financial alternatives relating to negotiating with the Company's creditors and stakeholders including determining whether the Company should file a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.


  As a result of the work necessary to complete the Company's Form 10-Q for the quarter ended June 30, 2005, the Company does not believe that it will file the Form 10-Q within the extended time frame permitted under Rule 12b-25 (five calendar days of the due date of the Form 10-Q). The Company expects to file its Form 10-Q for the quarter ended June 30, 2005 as soon as practicable.

--------------------------------------------------------------------------------
                           PART IV - OTHER INFORMATION
  (1) Name and telephone number of person to contact in regard to this notification

              Stephen K. Miller,
       Interim Chief Executive Officer       (847)                228-5400
       -------------------------------    ---------------    -------------------
                   (Name)                  (Area Code)        (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No


  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


       The Company believes that its results of operations for the quarter ended June 30, 2005 will change significantly from the results of operations for the quarter ended June 30, 2004. Prior to completion of its financial statements for the quarter ended June 30, 2005 and pending completion of its review of the impact of the Chapter 11 bankruptcy filing of its wholly-owned subsidiary, Arlington Inns, Inc., the Company is unable to estimate reasonably the anticipated change in results of operations for the quarter ended June 30, 2005.




                           Arlington Hospitality, Inc.
                  (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date August 16, 2005                 By /s/ Stephen K. Miller
       ---------------------------        --------------------------------------
                                          Stephen K. Miller,
                                          Interim Chief Executive Officer

  Date August 16, 2005                 By /s/ James B. Dale
       ---------------------------        --------------------------------------
                                          James B. Dale,
                                          Chief Financial Officer

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  ------------------------------                -----------------------------
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                    CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                            (SEE 18 U.S.C. 1001).

--------------------------------------------------------------------------------